SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              SEC FILE No.: 0-15260
                                    CUSIP No.

                                   FORM 12b-25
                           Notification of Late Filing
                                  (Check One):
                   [X] Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                         [ ] Form 10-QSB [ ] Form N-SAR

For Period ended:

[x]      Transition Report on Form 10-K
[ ]      Transition Report on Form 10-K
[ ]      Transition Report on Form 10-K
[ ]      Transition Report on Form 10-K
[ ]      Transition Report on Form 10-K
For the Transition Period Ended:_______________________________________________
--------------------------------------------------------------------------------
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------
If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
Part I-Registrant Information

--------------------------------------------------------------------------------
                                 Biorelease Corp
--------------------------------------------------------------------------------
                            Full Name of Registrant:

                                       N/A
--------------------------------------------------------------------------------
                           Former Name if Applicable:

                          340 Granite Street, Suite 200
--------------------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                            Manchester, NH 03102-4004
--------------------------------------------------------------------------------
                            City, State and Zip Code

--------------------------------------------------------------------------------
PART II - RULES 12b-25 (b) AND (c)
--------------------------------------------------------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
PART III - NARRATIVE
--------------------------------------------------------------------------------
State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-K, 10-Q or N-SAR or a portion thereof could not be filed within the prescribed time period.

The Company's auditors need more time to finalize the year end audit and insure that all SEC compliance issues are adhered to in their reporting on the consolidated financial statements of Biorelease Corp. Additionally the Company's audit firm has moved recently and has limited resources to finalize at this time to complete their audit without contracting outside consultants at a considerable increase in the fee.

--------------------------------------------------------------------------------
Part IV-Other Information

--------------------------------------------------------------------------------
Name and telephone number of person to contact in regard to this notification.
R. Bruce Reeves                     (603) 641-8443
--------------------------------------------------------------------------------
(Name)            `                 (Area code) Telephone Number

Have all other periodic reports required under section 30 of the Securities Exchange Act of 1934 or section 30 of Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report (s).

         [X] Yes           [ ] No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [x] Yes           [ ] No

If so: attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's statement of operations will show a reduced profit over last year. In the prior year's financial statements approximately $322,000 of non-reoccurring income on settlements of liabilities was included in the statement of operations. Such non-reoccurring income will be approximately $1500 for this current year.

Biorelease Corp has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     September 27, 2000           By    /s/ R. Bruce Reeves
         -----------------------            ---------------------------------
                                            R. Bruce Reeves, President


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-------------------------------ATTENTION----------------------------------------
INTENTIONAL MISTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDRAL CRIMINAL VIOLATIONS (SEE 18 U. S. C. 1001).
--------------------------------------------------------------------------------